FOLEY & LARDNER LLP ATTORNEYS AT LAW
ONE DETROIT CENTER 500 WOODWARD AVENUE, SUITE 2700 DETROIT, MICHIGAN 48226-3489 313.234.7100 TEL 313.234.2800 FAX www.foley.com
February 5, 2007
CLIENT/MATTER NUMBER 058081-0110

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3720
Washington, DC 20549
Attention:    Terry French
                       Gopal Dharia

Re:	CurrencySharesSM British Pound Trust (File No. 1-32906)
CurrencySharesSM Australian Dollar Trust (File No. 1-32911)
CurrencySharesSM Canadian Dollar Trust (File No. 1-32910)
CurrencySharesSM Mexican Peso Trust (File No. 1-32909)
CurrencySharesSM Swiss Franc Trust (File No. 1-32907)
CurrencySharesSM Swedish Krona Trust (File No. 1-32908)
Item 4.02(a) of Form 8-K
Filed on January 22, 2007

Ladies and Gentlemen:

        At the request of Rydex Specialized Products LLC (the “Sponsor”), sponsor of CurrencySharesSM British Pound Trust, CurrencySharesSM Australian Dollar Trust, CurrencySharesSM Canadian Dollar Trust, CurrencySharesSM Mexican Peso Trust, CurrencySharesSM Swiss Franc Trust, and CurrencySharesSM Swedish Krona Trust (the “Trusts”), we are responding to comments relating to the above-referenced Current Reports on Form 8-K raised in the comment letter dated January 26, 2006 from the staff of the Securities and Exchange Commission (the “Staff”).

        For your convenience, the text of each Staff comment is stated in full in italicized text and our response follows each comment.

        Please tell us if your certifying officers have considered the effect of the error on adequacy of your disclosure controls and procedures as of the end of the periods covered by your Form 10-Q for the period ended January 31, 2006, April 30, 2006 and July 31, 2006. Additionally, tell us what effect the error had on your current evaluation of disclosure controls and procedures as of your fiscal year ended on October 31, 2006.

BOSTON BRUSSELS CHICAGO DETROIT JACKSONVILLE	LOS ANGELES MADISON MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

February 5, 2007

Response: On January 29, 2007, the Sponsor filed the Trusts’ Annual Reports on Form 10-K for the fiscal year ended October 31, 2006 (the “Annual Report”). In Item 9A of the Annual Reports, the error’s effect on the evaluation of disclosure controls and procedures by the Sponsor’s chief executive officer and chief financial officer as of October 31, 2006, is described as follows:

“[…] The chief executive officer and chief financial officer of the Sponsor have evaluated the effectiveness of the Trust’s disclosure controls and procedures as of October 31, 2006. Based on that evaluation, the chief executive officer and chief financial officer of the Sponsor have concluded that the disclosure controls and procedures of the Trust were not effective as a result of the material weakness discussed below as of the period covered by this annual report.

A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financials will not be prevented or detected.

As of October 31, 2006, the Trust did not maintain effective control over the accuracy of its interest income. Specifically, the Trust did not maintain effective control to ensure that the portion of foreign currency received in Basket creations and paid out in Basket redemptions was included in the calculation of income of the Trust, rather than in capital in accordance with generally accepted accounting principles and that the calculation was reviewed appropriately by the Sponsor. This control deficiency resulted in the restatement of the Trust’s fiscal 2006 condensed financial statements for all interim periods and audit adjustments to the fiscal 2006 financial statements prepared by the Sponsor. Additionally, this control deficiency, if not corrected, could result in a misstatement of interest income and accrued interest that would result in a material misstatement of annual or interim financial statements that would not be prevented or detected. Accordingly, the Sponsor’s management has determined that this control deficiency constitutes a material weakness.”

The Sponsor has advised us that it expects to reach the same or a similar conclusion regarding the adequacy of disclosure controls and procedures with respect to the Trusts’ quarter ended July 31, 2006 (the Quarterly Reports filed on Form 10-Q for such period, the “Quarterly Reports”). Accordingly, the Sponsor has advised us that when it amends the Quarterly Reports it will revise the assertions of its chief executive officer and chief financial officer regarding the adequacy of the Trusts’ disclosure controls and procedures for the quarterly period.

        Please tell us when you intend to amend the Trust’s financial statements for the quarters ended January 31, 2006, April 30, 2006 and July 31, 2006, to include the restated financial statements.

Response: The Sponsor has advised us that it anticipates amending each of the Quarterly Reports on or before February 16, 2007 to restate the financial statements for each Trust.

February 5, 2007

        Please contact the undersigned at (313) 234-7103 should you have any questions or comments regarding these responses.

Very truly yours,
FOLEY & LARDNER LLP
By: /s/ Patrick Daugherty
Patrick Daugherty
Partner